Exhibit 99.1

Tuya Reports First Quarter 2021 Unaudited Financial Results

HANGZHOU, China, May 13, 2021 /PRNewswire/ -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA), a global leading IoT cloud platform, today announced its unaudited financial results for the first quarter of 2021.

First Quarter 2021 Financial Highlights

•	Total revenue was US$56.9 million, up approximately 200% year over year (1Q2020: US$18.9 million).

•	IoT PaaS revenue was US$49.8 million, up approximately 227% year over year (1Q2020: US$15.2 million).

•	SaaS and other revenue was US$2.3 million, up approximately 224% year over year (1Q2020: US$0.7 million).

•	Overall gross margin for the quarter increased to 41.1%, up 10.8 percentage points year over year (1Q2020: 30.3%). Gross margin of IoT PaaS for the quarter increased to 41.7%, up 11.2 percentage points year over year (1Q2020: 30.5%).

•	Operating margin for the quarter was negative 72.6%, up 42.4 percentage points year over year (1Q2020: negative 115.0%). Excluding the impact of share-based compensation expenses, non-GAAP operating margin for the quarter was negative 43.1%, up 62.3 percentage points year over year (1Q2020: negative 105.4%).

•	Total cash, cash equivalents, and short-term investments were US$1,223.3 million as of March 31, 2021 compared to US$179.8 million as of December 31, 2020.

•	Net cash used in operating activities for the quarter was US$32.7 million, or 57.4% of total revenue, compared to US$31.0 million, or 163.8% of total revenue in the first quarter of 2020.

First Quarter 2021 Operating Highlights

•	Deployments of IoT PaaS[1] for the quarter were 39.2 million.

•	IoT PaaS Customers[2] for the quarter were approximately 2,200. Total customers for the quarter were approximately 3,000.

•	Premium IoT PaaS customers[3] for the trailing 12 months ended March 31, 2021 were 216. In the first quarter of 2021, the Company's premium IoT PaaS customers contributed approximately 86.0% of IoT PaaS revenue.

•	Dollar-based net expansion rate[4] of IoT PaaS was 210% for the trailing 12 months ended March 31, 2021, compared to 173% for the trailing 12 months ended March 31, 2020, remaining not less than 160% for six consecutive quarters since the Company began tracking this metric for the trailing 12 months ended December 31, 2019. This was due to the Company's ability to expand customers' usage of the Tuya platform over time and generate revenue growth from existing customers.

•	IoT device and software developers, or developers, were over 324,000 as of March 31, 2021, up 23.7% from about 262,000 developers as of December 31, 2020.

1.	The Company defines a smart device on which IoT PaaS is deployed a "deployment" of IoT PaaS.
2.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.
3.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.
4.	The Company calculates dollar-based net expansion rate of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, "Our first quarter results were distinguished by strong revenue growth as we leveraged our leading technology and brand reputation to capitalize on growing market demand. Our total revenues increased by 200% year over year, primarily driven by the 227% year-over-year growth in revenues from our primary IoT PaaS business. Demand for smart devices continues to look promising. We are starting to see consumers develop new post-pandemic habits of smart device usage, resulting in greater demand for our innovative, highly-scalable cloud platform, products and service, in the IoT market. To capitalize on these market trends, we continued to cultivate sustainable growth in demand from our existing customers by empowering them to quickly develop and take competitive and cost-effective IoT devices to market with very little R&D investment. Many of these customers have become IoT leaders in their respective industries, and are accelerating product development on our platforms. As these IoT leaders develop more products on our platform, this grows the network effect of our ecosystem and attracts new brands to develop on our platform to benefit from synergies with Tuya powered brands and products. Meanwhile, we continue to expand our services to support entirely new product categories, while continuing to refine and grow our SaaS offerings. These initiatives, along with our continued investment in our leading technology and our people, have positioned us well to maintain our leadership and capitalize on the rapid growth in the IoT industry."

Ms. Yao (Jessie) Liu, Senior Vice President and Chief Financial Officer of Tuya, added, "We achieved robust growth in the first quarter by delivering total revenues of $56.9 million and beating street consensus estimates. Our gross margin improved to 41.1% from 30.3% a year ago, as our IoT PaaS gross margin improved to 41.7% from 30.5% a year ago. We have now achieved nine consecutive quarters of gross margin improvements for our IoT PaaS segment. These results highlight our ability to deliver continued growth while also improving our efficiency through effective R&D, further expansion into higher-margin product lines, and increasing economies of scale.

First Quarter 2021 Unaudited Financial Results

REVENUE

Total revenue in the first quarter of 2021 increased by 200.2% to US$56.9 million from US$18.9 million in the same period of 2020, mainly driven by the increase in IoT PaaS revenue.

•	IoT PaaS revenue in the first quarter of 2021 increased by 227.1% to US$49.8 million from US$15.2 million in the same period of 2020, primarily driven by robust growth in the SKUs and product categories supported by IoT PaaS, increased sales to existing customers as their smart device sales grew, and the acquisition of new customers.

•	SaaS and others revenue in the first quarter of 2021 increased by 223.9% to US$2.3 million from US$0.7 million in the same period of 2020, primarily due to strong demand from business operators for sophisticated, brand-agnostic industry SaaS offerings.

•	Smart device distribution revenue in the first quarter of 2021 increased by 58.1% to US$4.8 million from US$3.0 million in the same period of 2020. The increase was mainly due to increases in customers' purchase patterns and demands. The Company has strategically positioned smart device distribution as a way to provide convenience to customers, primarily brands and system integrators, who prefer not to deal with multiple OEMs. That revenue is mainly affected by changes in customers' purchase patterns and demands for smart devices.

COST OF REVENUE

Cost of revenue in the first quarter of 2021 increased by 153.5% to US$33.5 million from US$13.2 million in the same period of 2020, primarily due to the rapid growth of the Company's business.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the first quarter of 2021 increased by 307.4% to US$23.4 million from US$5.7 million in the same period of 2020. Gross margin increased to 41.1% in the first quarter of 2021 from 30.3% in the same period of 2020.

•	IoT PaaS gross margin in the first quarter of 2021 increased to 41.7% from 30.5% in the first quarter of 2020, primarily due to increased economies of scale and improved efficiency relating to IoT PaaS deployment achieved through effective R&D, and expanding product lines.

•	SaaS and others gross margin in the first quarter of 2021 was 75.1%, compared to 76.0% in the first quarter of 2020.

•	Smart device distribution gross margin in the first quarter of 2021 and 2020 was 18.6%.

OPERATING EXPENSES

Operating expenses increased by 134.9% to US$64.7 million in the first quarter of 2021 from US$27.5 million in the same period of 2020. Operating expenses, excluding share-based compensation expenses of US$16.8 million, were US$47.9 million in the first quarter of 2021 compared to US$25.7 million in the same period of 2020 (excluding share-based compensation expenses of US$1.8 million).

•	Research and development expenses in the first quarter of 2021 were US$34.7 million, up 119.3% from US$15.8 million in the same period of 2020, primarily due to the increase in share-based compensation expenses (including repricing effect) from US$0.4 million to US$3.8 million, and the increase in the number of experienced research and development employees. As of March 31, 2021, the Company had about 2,080 research and development employees, up approximately 93% year over year. Without the effect of share-based compensation expenses, research and development expenses in the first quarter of 2021 were US$30.9 million, or 54.3% of revenue, up 100.2% from US$15.4 million, or 81.4% of revenue, in the same period of 2020.

•	Sales and marketing expenses in the first quarter of 2021 were US$16.4 million, up 92.7% from US$8.5 million in the same period of 2020, primarily due to the increase in share-based compensation expenses (including repricing effect) from US$0.3 million to US$2.1 million, and the increase in employee-related costs and marketing spending. Without the effect of share-based compensation expenses, sales and marketing expenses as a percentage of revenue decreased to 25.1% in the first quarter of 2021 from 43.3% in the same period of 2020.

•	General and administrative expenses in the first quarter of 2021 were US$16.1 million, up 368.3% from US$3.4 million in the same period of 2020, primarily due to the increase in share-based compensation expenses from (including repricing effect) US$1.1 million to US$10.8 million, and the increase in the number of general and administrative employees, professional services expenses, and administrative-related expenses. Without the effect of share-based compensation expenses, general and administrative expenses as a percentage of revenue decreased to 9.3% in the first quarter of 2021 from 12.4% in the same period of 2020.

•	Other operating incomes in the first quarter of 2021 were US$2.5 million, up 901.2% from US$0.3 million in the same period of 2020, primarily due to the receipt of software VAT refund.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations was US$41.3 million in the first quarter of 2021, compared to US$21.8 million in the same period of 2020. Non-GAAP loss from operations was US$24.5 million in the first quarter of 2021, compared to US$20.0 million in the same period of 2020.

Operating margin in the first quarter of 2021 was negative 72.6%, up 42.4 percentage points from negative 115.0% in the same period of 2020. Non-GAAP operating margin in the first quarter of 2021 was negative 43.1%, up 62.3 percentage points from negative 105.4% in the same period of 2020.

NET LOSS AND NET MARGIN

Net loss was US$40.5 million in the first quarter of 2021, compared to US$20.6 million in the same period of 2020. Non-GAAP net loss was US$23.8 million in the first quarter of 2021, compared to US$18.8 million in the same period of 2020.

Net margin in the first quarter of 2021 was negative 71.3%, up 37.6 percentage points from negative 108.9% in the same period of 2020. Non-GAAP net margin in the first quarter of 2021 was negative 41.8%, up 57.6 percentage points from negative 99.4% in the same period of 2020.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share ("ADS") were US$0.15 in the first quarter of 2021, compared to US$0.09 in the same period of 2020. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net loss per ADS were US$0.09 in the first quarter of 2021, compared to US$0.08 in the same period of 2020.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Tuya had cash and cash equivalents and short-term investments of US$1,223.3 million as of March 31, 2021, compared to US$179.8 million as of December 31, 2020, which the Company believes is sufficient to meet its current liquidity and working capital needs. The increase in cash, cash equivalents and short-term investments during first quarter of 2021 was primarily due to the net proceeds received from the Company's initial public offering in March 2021.

NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities for the first quarter of 2021 was US$32.7 million, or 57.4% of revenue, compared to US$31.0 million, or 163.8% of revenue in the first quarter of 2020. The net cash used in operating activities as a percentage of revenue was decreased due to our rapid business growth and continued improvement in operating efficiency.

Business Outlook

For the second quarter of 2021, the Company currently expects its total revenue to be between US$78 million and US$81 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On April 20, 2021, the underwriters have exercised their over-allotment option to purchase an additional 1,486,479 ADSs, each representing one Class A ordinary share, at a price of US$21 per ADS(the "Offering"). Upon the closing of the Offering, the Company had 45,076,479 ADSs outstanding, which included the ADSs issued as part of the Company's initial public offering and the underwriters' exercise of their over-allotment option.

Conference Call Information

The Company's management will hold an earnings conference call at 8:30 P.M. U.S. Eastern Time on Thursday, May 13, 2021 (8:30 A.M. Beijing Time on Friday, May 14, 2021) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-639-491-2381
United States Toll Free:	+1-844-965-3272
Mainland China Toll Free:	400-820-9305
China Hong Kong:	800-938-186
Conference ID:	9047106

The replay will be accessible through May 20, 2021 by dialing the following numbers:

International:	+1-416-621-4642
United States:	+1-800-585-8367
Access Code:	9047106

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA) is a global leading IoT cloud platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya is the largest IoT PaaS business in the global market in terms of the volume of smart devices powered in 2020, according to CIC. Tuya has pioneered a purpose-built IoT cloud platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company defines non-GAAP measures by measures excluding the impact of share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance.

Non-GAAP measures are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using aforementioned non-GAAP measures is that it does not reflect all items of expenses that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya's non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information except as required under applicable law.

Investor Relations Contact

Tuya Inc.

Capital Markets Department

E-mail: ir@tuya.com

ICR, LLC.

Sharon Zhou

Phone: +1 212-537-5825

E-mail: Tuya.IR@icrinc.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND MARCH 31,2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of March 31, 2021
ASSETS
Current assets
Cash and cash equivalents	158,792	1,142,927
Restricted cash	163	-
Short-term investments	20,976	80,358
Accounts receivable, net	12,316	13,579
Notes receivable	9,126	9,968
Inventories, net	42,267	45,026
Prepayments and other current assets	4,393	5,477
Total current assets	248,033	1,297,335
Non-current assets
Property, equipment and software, net	4,374	4,737
Operating lease right-of-use assets, net	12,267	11,796
Long-term investments	920	913
Other non-current assets	1,729	1,773
Total non-current assets	19,290	19,219
Total assets	267,323	1,316,554
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/EQUITY
Current liabilities
Accounts payable	23,159	23,620
Advance from customers	27,078	26,589
Deferred revenue, current	3,468	5,781
Accruals and other current liabilities	31,738	28,425
Income tax payable	159	159
Lease liabilities, current	6,326	6,405
Total current liabilities	91,928	90,979
Non-current
Lease liabilities, non-current	5,688	5,032
Deferred revenue, non-current	707	901
Total non-current liabilities	6,395	5,933
Total liabilities	98,323	96,912

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 AND MARCH 31,2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of March 31, 2021
Mezzanine equity
Series A convertible preferred shares	9,000	-
Series A-1 convertible preferred shares	2,680	-
Series B convertible preferred shares	29,000	-
Series C convertible preferred shares	115,007	-
Series D convertible preferred shares	177,980	-
Total mezzanine equity	333,667	-

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 AND MARCH 31,2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of March 31, 2021
Shareholders' (deficit)/equity
Ordinary shares	11	-
Class A ordinary shares	-	21
Class B ordinary shares	-	7
Additional paid-in capital	27,315	1,452,511
Accumulated other comprehensive income	481	110
Accumulated deficit	(192,474)	(233,007)
Total shareholders' (deficit)/equity	(164,667)	1,219,642
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	267,323	1,316,554

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
Revenue	18,946	56,868
Cost of revenue	(13,207)	(33,485)
Gross profit	5,739	23,383
Operating expenses:
Research and development expenses	(15,825)	(34,709)
Sales and marketing expenses	(8,519)	(16,412)
General and administrative expenses	(3,430)	(16,062)
Other operating incomes, net	252	2,523
Total operating expenses	(27,522)	(64,660)
Loss from operations	(21,783)	(41,277)
Other income/(loss)
Financial income, net	1,192	1,095
Foreign exchange loss, net	(10)	(325)
Loss before income tax expense	(20,601)	(40,507)
Income tax expense	(38)	(26)
Net loss	(20,639)	(40,533)
Net loss attributable to Tuya Inc.	(20,639)	(40,533)

Deemed dividend to convertible preferred shareholders	-	-
Net loss attribute to ordinary shareholders	(20,639)	(40,533)

Net loss	(20,639)	(40,533)
Other comprehensive loss
Foreign currency translation	(321)	(371)
Total comprehensive loss attributable to Tuya Inc.	(20,960)	(40,904)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
Net loss attributable to Tuya Inc.	(20,639)	(40,533)
Deemed dividend to convertible preferred shareholders	-	-
Net loss attributable to ordinary shareholders	(20,639)	(40,533)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	221,980,000	268,165,312

Net loss per share attributable to ordinary shareholders - basic and diluted	(0.09)	(0.15)

Share-based compensation expenses were included in:
Research and development expenses	412	3,845
Sales and marketing expenses	323	2,139
General and administrative expenses	1,079	10,798

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
Net cash used in operating activities	(31,041)	(32,655)
Net cash generated from/(used in) investing activities	4,530	(60,230)
Net cash generated from financing activities	-	1,077,541
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(549)	(684)
Net (decrease)/increase in cash and cash equivalents, restricted cash	(27,060)	983,972
Cash and cash equivalents, restricted cash at the beginning of period	213,287	158,955
Cash and cash equivalents, restricted cash at the end of period	186,227	1,142,927

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(15,825)	(34,709)
Add: Share-based compensation	412	3,845
Adjusted Research and development expenses	(15,413)	(30,864)
Sales and marketing expenses	(8,519)	(16,412)
Add: Share-based compensation	323	2,139
Adjusted Sales and marketing expenses	(8,196)	(14,273)
General and administrative expenses	(3,430)	(16,062)
Add: Share-based compensation	1,079	10,798
Adjusted General and administrative expenses	(2,351)	(5,264)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(21,783)	(41,277)
Add: Share-based compensation expenses	1,814	16,782
Non-GAAP Loss from operations	(19,969)	(24,495)
Non-GAAP operating margin	(105.4)%	(43.1)%

Reconciliation of net loss to non-GAAP net loss
Net loss	(20,639)	(40,533)
Add: Share-based compensation expenses	1,814	16,782
Non-GAAP net loss	(18,825)	(23,751)
Non-GAAP net margin	(99.4)%	(41.8)%
Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	221,980,000	268,165,312
Non-GAAP net loss per share attributable to ordinary shareholders - basic and diluted	(0.08)	(0.09)